Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

August 9, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10263
Senior Loan and Limited Duration ETF Portfolio, Series 3
(the “Trust”)
CIK No. 1929840 File No. 333-266189

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes the disclosure states that the Trust will have a weighted average modified duration of four years or less yet the disclosure later states that the research department focused on “credit quality, maturity and duration” with respect to the quality and character of the securities held by the Funds. Please reconcile what this means.

Response:The Trust notes that the research department considers the quality and character of the securities held by the Funds, and specifically, focuses on credit quality, maturity and duration. These three considerations are balanced to varying degrees based on the current economic conditions at the time the portfolio is selected. With respect to duration, the research department focuses on selecting Funds with a shorter duration such that the modified duration of the Trust is four years or less. The Trust does not believe these two statements are inconsistent and therefore respectfully declines to revise the disclosure.

Risk Factors

2.If the final portfolio of the Trust holds Funds that will employ leverage in their portfolios, please add appropriate risk disclosure.

Response:The Trust confirms it will add relevant risk disclosure to the prospectus if the Trust has exposure to leverage through the Funds held by the Trust.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon